

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 1, 2010

Mr. Frank A, Cassou, Esq.
Chief Legal Counsel and Secretary
NextWave Wireless, Inc.
12264 El Camino Real, Suite 305
San Diego, California 92130

   Re: NextWave Wireless, Inc.
      Preliminary Proxy Statement on Schedule 14A
      Filed August 4, 2010
      File No. 001-33226

   We have completed our review of your Preliminary Proxy Statement and have no further comments at this time.

         Sincerely,

         Larry Spirgel
         Assistant Director

cc: Marita A. Makinen, Esq.
   Weil, Gotshal & Manges
   Via Facsimile: (212) 310-8007

   Patrick Loofbourrow, Esq.
   Cooley LLP
   Via Facsimile: (858) 550-6420